DeGreen Emerging Markets Managers Fund
8401 Chagrin Road, Suite 17
Chagrin Falls, OH 44023-4702
December 24, 2008
VIA EDGAR
U. S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza
450 5th Street N.W.
Washington, DC 20549-1004
Attn.: Larry L. Greene, Senior Counsel
Re: DeGreen Emerging Market Managers Fund (the “Registrant”) application for withdrawal of Registration Statement on Form N-2 filed November 4, 2008 (the “Registration Statement) File Nos. 333-155022 and 811-22249
Ladies and Gentlemen:
Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), Registrant respectfully requests withdrawal of the captioned Registration Statement, which has not become effective. Registrant requests such withdrawal because the Registrant has determined to conduct a private placement in partial reliance on Rule 155(c). The private placement will be made by a newly formed entity indirectly controlled by Keith P. DeGreen, a trustee of Registrant. No securities have been issued or sold in connection with the offering contemplated by the Registration Statement. The Registrant has not commenced operations and has not yet sold or issued any securities publically or privately.
Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the Registration Statement be credited to Registrant’s account for future use to the extent permitted by Rule 457(p).
Please do not hesitate to contact John F. Ballard or Joel A. Holt of Brennan, Manna & Diamond, LLC at (330) 253-9110 and (330) 374-6737, respectively, with any questions regarding this request for withdrawal.
Very truly yours,

/s/ Keith P. DeGreen
Keith P. DeGreen
Trustee

cc. John F. Ballard